                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                -------------

                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934



                      ASSOCIATED NATURAL GAS CORPORATION
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $.05 par value per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 045744 10 9
- --------------------------------------------------------------------------------
                                (CUSIP Number)

                                Robert W. Reed
                             Corporate Secretary
                        Panhandle Eastern Corporation
                            5400 Westheimer Court
                                P.O. Box 1642
                          Houston, Texas 77251-1642
                                (713) 627-5400
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               October 9, 1994
- --------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.

CUSIP NO. 045744 10 9                13D                                 Page 2

                                 SCHEDULE 13D




- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Panhandle Eastern Corporation IRS No. 74-2150460
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS



      Not applicable. See Item 3.
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     4,489,231(1)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   None
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     3,007,948(2)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     None
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      4,489,231(1)
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      26.4%(3)
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      CO
- --------------------------------------------------------------------------------

(1) Includes 1,481,231 shares with respect to which the Reporting Person has irrevocable Proxies with respect to voting on matters concerning the Merger Agreement described elsewhere in this Statement, and 3,007,948 shares issuable upon exercise of an Option granted to the Reporting Person by the Issuer in connection with the Merger Agreement described elsewhere in this Statement. The Option is not currently exercisable, and will become exercisable only on the occurrence of certain events. The Proxies described above would terminate if the Option became exercisable. See Item 6 of this Statement.

(2) Consists solely of shares issuable upon exercise of the Option described in Note 1.

(3) With respect to the portion of this percentage represented by the shares subject to the Option as described above, assumes issuance in full of such shares.

CUSIP No. 045744 10 9                13D                                 Page 3



                           STATEMENT ON SCHEDULE 13D

Item 1.  Security and Issuer.

         This Statement on Schedule 13D ("Statement") relates to shares of common stock, $.05 par value per share (the "Common Stock"), of Associated Natural Gas Corporation, a Delaware corporation (the "Issuer"), that may be deemed to be beneficially owned by Panhandle Eastern Corporation, a Delaware Corporation ("PEC") as a result of its acquisition of an option (the "Option") to purchase up to 3,007,948 shares of Common Stock pursuant to the terms of a Stock Option Agreement ("Stock Option Agreement") dated as of October 9, 1994 and entered into with the Issuer in connection with and in consideration of the execution and delivery by PEC and Merger Sub (as defined below) of an Agreement and Plan of Merger (the "Merger Agreement") dated as of October 9, 1994, among PEC, Panhandle Acquisition Two, Inc., a Delaware corporation and a wholly-owned subsidiary of PEC ("Merger Sub"), and the Issuer, providing for the merger of Merger Sub with and into the Issuer (the "Merger"). The execution of the Stock Option Agreement was a condition to PEC's and Merger Sub's execution of the Merger Agreement. See Item 6 for a more complete description of the Merger Agreement and the Stock Option Agreement.

         PEC also may be deemed to beneficially own an aggregate of 1,481,283 shares of Common Stock that are subject to irrevocable proxies (the "Proxies") that were granted to PEC by certain of the directors and executive officers of the Issuer (the "Affiliates") in connection with, and as consideration for, the execution and delivery by PEC and Merger Sub of the Merger Agreement. Under the Proxies, each Affiliate has appointed PEC as his proxy to vote any shares of Common Stock owned by such Affiliate (whether owned on the date of such Proxy or thereafter acquired) in favor of the Merger and adoption of the Merger Agreement, and against any business combination proposal or other matter that may interfere with or be inconsistent with the Merger or the Merger Agreement, at any meeting of stockholders of the Issuer (or consent in lieu thereof) and any adjournment or adjournments thereof. See Item 6 for a more complete description of the Proxies.

         PEC disclaims beneficial ownership of the shares of Common Stock subject to the Option and the Proxies. To the extent that any information is provided herein with respect to the Issuer, such information is provided to the knowledge of PEC. The address of the Issuer's principal executive offices is 370 Seventeenth Street, Suite 900, Denver, Colorado 80202.

Item 2.  Identity and Background.

         (a)-(c) This Statement is filed by PEC, whose principal business address is 5400 Westheimer Court, P.O. Box 1642, Houston, Texas, 77251-1642. PEC is a provider of natural gas transportation and related services. Information with respect to the executive officers and directors of PEC is set forth on Schedule 1 hereto, which is incorporated herein by reference.

         (d)-(e) During the past five years, none of PEC or its directors or executive officers has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future

CUSIP No. 045744 10 9                13D                                 Page 4



violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

         (f) PEC is a Delaware corporation and each of its directors and executive officers is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Option and the Proxies were acquired in connection with and in consideration for PEC's execution of the Merger Agreement. If the conditions precedent to exercise of the Option are met and PEC exercises the Option, PEC expects to use its working capital, bank debt or other debt financing or a combination thereof to provide the funds necessary to pay the exercise price of the Option. However, PEC retains the right to determine at the time of such exercise the source of funds for payment of the exercise price.

Item 4.  Purpose of Transaction.

         PEC acquired the Option and the Proxies in connection with the execution of the Merger Agreement. Consummation of the Merger is subject to the satisfaction of certain conditions, including adoption of the Merger Agreement by the stockholders of the Issuer and approval of the issuance of the PEC Common Stock (as defined below) in the Merger by the stockholders of PEC. If the Merger is consummated, Merger Sub will be merged with and into the Issuer, as a result of which the Issuer will become a wholly- owned subsidiary of PEC. At the effective time of the Merger, each issued and outstanding share of the Common Stock will be converted into the right to receive a number of shares of common stock, $1.00 par value per share, of PEC ("PEC Common Stock") based on an exchange ratio calculated based on the average daily closing price of the PEC Common Stock during the fifteen trading days ending on the third trading day prior to the Issuer's stockholders meeting with respect to the Merger Agreement. In no event will the exchange ratio be less than 1.5725 shares of PEC Common Stock per share of Common Stock or greater than 1.8750 shares of PEC Common Stock per share of Common Stock.

         The Option and the Proxies are intended to increase the likelihood that the Merger will be consummated according to its terms, and to discourage competing offers or attempts to acquire or gain control of the Issuer. Additionally, the Option is intended to compensate PEC in the event the Merger Agreement is terminated under certain circumstances.

         The conditions precedent to exercise of the Option have not been met. If the conditions to exercise of the Option are satisfied, PEC may exercise the Option in full or in part, dispose of all or a portion of the Option, or, subject to the terms of the Confidentiality Agreement described in Item 6, acquire shares of Common Stock other than pursuant to the Option. Upon any such acquisition of Common Stock, PEC may hold such shares as an investment, dispose of any or all of such shares, or, subject to the terms of the Confidentiality Agreement described in Item 6, seek to influence control of the Issuer. The Option may give PEC the opportunity to profit from a successful competing offer.

CUSIP No. 045744 10 9                13D                                 Page 5



         Pursuant to the Proxies, at any meeting or other action of the stockholders of the Issuer at which adoption of the Merger Agreement is proposed, PEC intends to vote the shares subject to the Proxies in favor of the Merger and adoption of the Merger Agreement. In addition, unless the Merger Agreement is terminated in accordance with its terms, PEC may, in its discretion, vote the shares subject to the Proxies against any business combination proposal or other matter that may interfere with or be inconsistent with the Merger or the Merger Agreement.

         If the Merger is consummated, the Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and cease to be listed on the New York Stock Exchange. Upon consummation of the Merger, the board of directors of the surviving corporation will, pursuant to the Merger Agreement, consist of the directors of Merger Sub (all of whom will have been elected by PEC).

         Other than as described above, PEC has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) through 4(j) of Schedule 13D (although PEC reserves the right to develop such plans or proposals).

         The descriptions herein of the Merger Agreement, the Stock Option Agreement and the Proxies are qualified in their entirety by reference to such agreements, copies of which are filed herewith as Exhibits (a), (b) and (c), respectively.

Item 5.  Interest in Securities of the Issuer.

         (a) According to the Issuer, there were 15,115,320 shares of Common Stock outstanding as of October 9, 1994. Except as stated otherwise, all calculations in this Statement assume such number of outstanding shares.

         PEC currently does not own any shares of Common Stock. However, because of its ownership of the Option, PEC may be deemed to beneficially own 3,007,948 shares of Common Stock, representing 16.6% of the shares of Common Stock that would be outstanding assuming exercise of the Option in full and issuance of the shares subject to the Option.

         By virtue of the Proxies, PEC also may be deemed to beneficially own the 1,481,283 shares of Common Stock subject to such Proxies, representing 9.8% of the currently outstanding shares of Common Stock. The Proxies would terminate, and PEC would cease to have any voting power with respect to the shares subject thereto, upon any termination of the Merger Agreement, including any event pursuant to which the Option becomes exercisable.

         None of the directors or executive officers of PEC own any shares of Common Stock.

         (b) PEC does not have voting or dispositive power with respect to the shares of Common Stock subject to the Option. However, if the conditions precedent to exercise of the Option are satisfied and the Option is exercised in full, PEC would have sole voting and dispositive power with respect to the 3,007,948 shares of Common Stock subject to the Option, which would constitute

CUSIP No. 045744 10 9                13D                                 Page 6



16.6% of the outstanding shares of Common Stock that would be outstanding following the issuance of the shares subject to the Option.

         Pursuant to the Proxies, PEC has the sole power to vote the 1,481,283 shares of Common Stock subject to the Proxies (representing 9.8% of the outstanding shares of Common Stock) in favor of the Merger and adoption of the Merger Agreement, and against any business combination proposal or other matter that may interfere with or be inconsistent with the Merger or the Merger Agreement, at any meeting of stockholders of the Issuer (or consent in lieu thereof) and any adjournment or adjournments thereof. PEC has no power to vote the shares subject to the Proxies with respect to any other matters. PEC has no dispositive power with respect to any of the Shares subject to the Proxies. The Proxies would terminate, and PEC would cease to have any voting power with respect to the shares subject thereto, upon any termination of the Merger Agreement, including any event pursuant to which the Option becomes exercisable.

         None of the directors or executive officers of PEC has or shares any voting or dispositive control over any shares of Common Stock.

         (c) Neither PEC nor any of its directors or executive officers has engaged in any transactions involving shares of Common Stock during the 60 days prior to the date of this Statement.

         (d)     Item 5(d) is not applicable to this Statement.

         (e)     Item 5(e) is not applicable to this Statement.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

Merger Agreement

         The Merger Agreement provides for the Merger of Merger Sub with and into the Issuer, as a result of which the Issuer will become a wholly-owned subsidiary of PEC. At the effective time of the Merger, if consummated, each issued and outstanding share of Common Stock will be converted into the right to receive a number of shares of PEC Common Stock based on an exchange ratio calculated based on the average daily closing price of the PEC Common Stock during the fifteen trading days ending on the third trading day prior to the Issuer's stockholders meeting with respect to the Merger Agreement. In no event will the exchange ratio be less than 1.5725 shares of PEC Common Stock per share of Common Stock or greater than 1.8750 shares of PEC Common Stock per share of Common Stock. Consummation of the Merger is subject to certain conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the adoption of the Merger Agreement by the stockholders of the Issuer and approval by the stockholders of PEC of the issuance of the PEC Common Stock pursuant to the Merger. The Merger Agreement also provides for the assumption by PEC of the Issuer's outstanding stock options, so that such options would become options to purchase PEC Common Stock, with an appropriate adjustment to the exercise prices thereof. Pursuant to the Merger

CUSIP No. 045744 10 9                13D                                 Page 7



Agreement, if the Merger Agreement is terminated for certain specified reasons, the Issuer has agreed to pay to PEC $20,000,000. The description herein of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit (a) and is incorporated herein by reference.

Stock Option Agreement

         The Stock Option Agreement was entered into in connection with, and as consideration for, PEC's and Merger Sub's execution of the Merger Agreement. Under the Stock Option Agreement, the Issuer has granted to PEC an irrevocable option to purchase up to 3,007,948 shares of Common Stock (the "Option Shares") for the Exercise Price (as defined below), which Option shall be exercisable in whole or in part at any time and from time to time after the occurrence of a Trigger Event (as defined below) and prior to the Expiration Date (as defined below).

         "Exercise Price" means $39.00 per share; provided, however, if as of the Exercise Date the Closing Price (as defined below) is more than $3.50 in excess of the Exercise Price, then the Exercise Price shall be increased to an amount equal to the Closing Price less $3.50. As used herein, the term "Expiration Date" means the earlier to occur of (i) the Effective Time (as defined in the Merger Agreement); or (ii) 5:00 p.m., Houston time, on the date which is 90 days following the occurrence of a Trigger Event. The term "Closing Price" as of any date means the average of the closing prices (or, if the Common Stock should not trade on any trading day, the average of the bid and asked prices therefor on such day), regular way, per share of the Common Stock as reported on the New York Stock Exchange Composite Tape during the five consecutive trading days ending on (and including) the trading day immediately prior to such date (or, if the Common Stock is not then traded on the New York Stock Exchange, on such other exchange or quotation system on which the Common Stock is then traded).

         A "Trigger Event" occurs if the Merger Agreement is terminated in accordance with its terms:

         (a) by PEC after a wilful breach by the Issuer, if the Issuer shall have had contacts or entered into negotiations after the date of the Merger Agreement regarding a Competing Transaction, and within twelve months of the termination of the Merger Agreement the Issuer consummates a business combination or enters into a definitive agreement providing for a Business Combination (as defined in the Merger Agreement) with any person with whom such contacts had been made;

         (b) by either PEC or the Issuer if the Merger Agreement fails to receive the requisite vote for approval and adoption by the stockholders of the Issuer at the Issuer's stockholders meeting called with respect to the Merger Agreement, and at the time of such stockholders meeting there shall exist a Competing Transaction;

         (c) by PEC if the Board of Directors of the Issuer withdraws, modifies or changes its recommendation of the Merger Agreement or the Merger in a manner adverse to PEC (or resolves to do so) and, at such time, there exists a Competing Transaction;

CUSIP No. 045744 10 9                13D                                 Page 8




         (d) by PEC, if the Board of Directors of the Issuer shall recommend any Competing Transaction to the Issuer's stockholders (or resolves to do so);

         (e) by PEC, if a tender or exchange offer for 20% or more of the capital stock of the Issuer is commenced, and the Issuer's Board of Directors does not recommend that its stockholders not tender their shares into such tender offer or exchange offer; or

         (f) by the Issuer, if the Board of Directors of the Issuer (i) fails to recommend (or withdraws its recommendation of) approval and adoption by its stockholders of the Merger and the Merger Agreement and there exists a Competing Transaction, or (ii) recommends a Competing Transaction, in each case upon a determination in good faith, after consultation with and based on the advice of independent legal counsel, that such action is necessary for such Board to comply with its fiduciary duties under applicable law.

"Competing Transaction" means any of the following (other than the transactions contemplated by the Merger Agreement) involving the Issuer or any of its subsidiaries: (i) any merger, consolidation, share exchange, business combination or similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of the Issuer and its subsidiaries, taken as a whole, (iii) any tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of the Issuer or the filing of a registration statement under the Securities Act in connection therewith; (iv) any person having acquired beneficial ownership of, or any group (as such term is defined under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder) having been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the outstanding shares of capital stock of the Issuer; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

         Under the Stock Option Agreement, PEC also has certain rights to cause the Issuer to register for sale under the Securities Act of 1933 the Option Shares, and certain rights to include such shares in any registration effected by the Issuer with respect to the Common Stock. The registration provisions of the Stock Option Agreement may be exercised at any time after a closing under the Option, and, subject to certain limitations, entitle PEC to three "demand" registrations and an unlimited number of "piggyback" registrations. The Stock Option Agreement provides that expenses incurred in connection with any registration thereunder will be borne by the Issuer, other than underwriting discounts and commissions and fees and expenses of PEC's counsel.

         The description herein of the Stock Option Agreement is qualified in its entirety by reference to the Stock Option Agreement, a copy of which is filed herewith as Exhibit (b) and is incorporated herein by reference.

Irrevocable Proxies

         In consideration for PEC's and Merger Sub's execution of the Merger Agreement, each of the Affiliates executed a Proxy appointing PEC as his proxy to vote any shares of Common Stock

CUSIP No. 045744 10 9                13D                                 Page 9



owned by such Affiliate (whether owned on the date of such Proxy or thereafter acquired) in favor of the Merger and adoption of the Merger Agreement, and against any business combination proposal or other matter that may interfere with or be inconsistent with the Merger or the Merger Agreement (including any Competing Transaction as defined above), at any meeting of stockholders of the Issuer (or consent in lieu thereof) and any adjournment or adjournments thereof. The Proxies are not revocable, and provide that the shares of Common Stock subject to the Proxy may not be transferred unless notice is given of the Proxy to the transferee, and the transferee agrees that the shares transferred will remain subject to the Proxy. The Proxies will terminate automatically on the earliest to occur of (i) the effective time of the Merger, (ii) termination of the Merger Agreement pursuant its terms, and (iii) June 30, 1995.

         The description herein of the Proxies is qualified in its entirety by reference to the form of Proxy filed herewith as Exhibit (c), which is incorporated herein by reference.

Confidentiality Agreement

         In connection with preliminary discussions between the Issuer and PEC, on September 8, 1994, PEC and the Issuer entered into a Confidentiality Agreement (the "Confidentiality Agreement") with respect to certain confidential information obtained by the parties in connection with negotiation of the Merger Agreement. The Confidentiality Agreement contains a standstill provision pursuant to which neither party (or, subject to certain limitations, their respective affiliates, officers, directors, employees or agents) will, without the prior written consent of the other party, for a period of two years following the date of the Confidentiality Agreement (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights or options to acquire any voting securities of the other party, (ii) make, or in any way participate, directly or indirectly, in any "solicitation" of any "proxy" to vote (as such terms are used in the proxy rules under the Securities and Exchange Commission) or seek to advise or influence any person or entity with respect to the voting of any voting securities of the other party, (iii) form, join or in any way participate, directly or indirectly, in a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to any voting securities of the other party, or (iv) otherwise act, alone or in concert with others, directly or indirectly, to seek control of the management, board of directors, or policies of the other party.

            The description herein of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed herewith as Exhibit (d) and is incorporated herein by reference.

Other

         Other than the Merger Agreement, the Stock Option Agreement, the Proxies and the Confidentiality Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

CUSIP No. 045744 10 9                13D                                 Page 10




Item 7.  Material to be Filed as Exhibits

         (99.1)   Agreement and Plan of Merger dated as of October 9, 1994.

         (99.2)   Stock Option Agreement dated as of October 9, 1994.

         (99.3) Form of Irrevocable Proxy, as executed by Donald H. Anderson, Michael J. Quigley, Harold R. Logan, Erik B. Carslon, David A. Peters, Michael Cockrell, Bradley C. Karp, Keith A. Knipp, Cortlandt S. Dietler, John A. Redding, Wayne T. Biddle, and Frederick R. Mayer.

         (99.4)   Confidentiality Agreement dated as of September 8, 1994.

CUSIP No. 045744 10 9                13D                                 Page 11



Signatures.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 10, 1994.

                                     PANHANDLE EASTERN CORPORATION


                                     By: /s/ Carl B. King
                                     Name:  Carl B. King
                                     Title: Senior Vice President and
                                            General Counsel

CUSIP No. 045744 10 9                13D                                 Page 12



                                   SCHEDULE 1

          INFORMATION CONCERNING THE EXECUTIVE OFFICERS AND DIRECTORS
                        OF PANHANDLE EASTERN CORPORATION

         Unless otherwise indicated, the business address of each of the individuals and corporations listed below is 5400 Westheimer Ct., Houston, Texas 77056.

                                              Principal Employment,
Name                       Position           Employer and Business Address
- ----                       --------           -----------------------------
Paul M. Anderson           Director           President, PEC

Milton Carroll             Director           Chairman and CEO
                                              Instrument Products, Inc.
                                              7114 Bellfort
                                              Houston, TX 77087

Robert Cizik               Director           Chairman and CEO
                                              Cooper Industries, Inc.
                                              P.O. Box 4446
                                              Houston, TX 77210

Charles W. Duncan          Director           Private Investor
                                              Texas Commerce Tower- 61st Fl.
                                              600 Travis
                                              Houston, TX 77002-3007

Harry E. Ekblom            Director           Vice Chairman
                                              A. T. Hudson & Co., Inc.
                                              555 Kinderkamack Road
                                              Oradell, New Jersey 07649

William T. Esrey           Director           Chairman and CEO
                                              Sprint Corporation
                                              P.O. Box 11315
                                              Kansas City, MO 64112

Ann Maynard Gray           Director           President
                                              Diversified Publishing Group
                                              Capital Cities/ABC, Inc.
                                              77 W. 66th Street
                                              New York, New York 10023

Dennis R. Hendrix          Director           Chairman and CEO, PEC

CUSIP No. 045744 10 9                13D                                 Page 13




Harold S. Hook             Director           Chairman and CEO
                                              American General Corporation
                                              P.O. Box 3247
                                              Houston, TX 77253

Leo E. Linbeck, Jr.        Director           Chairman and CEO
                                              Linbeck Construction Corporation
                                              P.O. Box 22500
                                              Houston, TX 77227

George L. Mazanec          Director           Vice Chairman, PEC

Ralph S. O'Connor          Director           Chairman and CEO
                                              Ralph S. O'Connor & Associates
                                              1001 Fannin- Suite 622
                                              Houston, TX 77002

H. D. Church               Exec. Officer      Senior Vice President,
                                              Texas Eastern Transmission
                                              Corporation, and member of
                                              Executive Committee, PEC

Paul F. Ferguson, Jr.      Exec. Officer      Vice President-Finance and
                                              Accounting, and Treasure, PEC

F. J. Fowler               Exec. Officer      President, Texas Eastern
                                              Transmission Corporation, and
                                              member of Executive Committee,
                                              PEC

James W. Hart              Exec. Officer      Vice President, PEC

J. B. Hipple               Exec. Officer      Senior Vice President and
                                              Chief Financial Officer, PEC

Carl B. King               Exec. Officer      Senior Vice President and
                                              General Counsel, PEC

V. P. Ludwig               Exec. Officer      Vice President, PEC

Sandra P. Meyer            Exec. Officer      Controller, PEC

R. A. Perkins              Exec. Officer      President, 1 Source Corporation,
                                              and member of Executive Committee,
                                              PEC

CUSIP No. 045744 10 9                13D                                 Page 14




                                 EXHIBIT INDEX


Exhibit
- -------
(99.1)   Agreement and Plan of Merger dated as of
         October 9, 1994.

(99.2)   Stock Option Agreement dated as of
         October 9, 1994.

(99.3)   Form of Irrevocable Proxy, as executed by Donald H. Anderson,
         Michael J. Quigley, Harold R. Logan, Erik B. Carslon,
         David A. Peters, Michael Cockrell, Bradley C. Karp,
         Keith A. Knipp, Cortlandt S. Dietler, John A. Redding,
         Wayne T. Biddle and Frederick R. Mayer.

(99.4)   Confidentiality Agreement dated as of September 8, 1994.